EXENT CORP.

Room 6B1-2, Block AB, Tianxiang Building, Che Gong Miao

Futian District, Shenzhen, Guangdong, China 517000

VIA EDGAR

February 28, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny

Re: Exent Corp.

Schedule 14F-1 filed on February 5, 2020

File No. 005-91327

Dear Mr. Duchovny:

Exent Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 11, 2020, regarding the Schedule 14F-1 filed on February 5, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amended Schedule 14F-1 (the “Amended Schedule”), which is being filed with the Commission contemporaneously with the submission of this letter.

General

1.       Please disclose whether the Company has adopted practices or polices regarding employee, officer and director hedging in accordance with Item 407(i) of Regulation S-K.

Response:

We respectfully advise the Staff that the Company has not adopted practices or polices regarding employee, officer and director hedging in accordance with Item 407(i) of Regulation S-K. In response to the Staff’s comment, we have included disclosure to this effect in the Amended Schedule.

The Board and Committees, page 3

2.       We note your disclosure that “[t]he Board does not maintain separate audit, nominating or compensation committees” and that the “[f]unctions customarily performed by such committees are performed by the Board as a whole.” Please supplement this disclosure to state the basis for the view of the Board that it is appropriate for the Company to not have a nominating committee, in accordance with Item 407(c)(1) of Regulation S-K.

1

Response:

We respectfully advise the Staff that, given we are an early stage company with limited operations, our board of directors deems it is not necessary at this time to have a nominating committee and decisions relating to director nominations can be made on a case-by-case basis by all members of the board of directors. In response to the Staff’s comment that we have revised our disclosure in the Amended Schedule to disclose the foregoing.

3.       Please refer to the preceding comment. Please supplement this disclosure to provide the information regarding the Company’s director nomination process set forth in Item 407(c)(2) of Regulation S-K. See the Instruction to Item 407(c)(2).

Response:

In response to the Staff’s comment, we have supplemented our disclosure regarding the Company’s director nomination process in the Amended Schedule.

4.       Please refer to comment 2. Please supplement this disclosure to state the basis for the view of the Board that it is appropriate for the Company to not have a compensation committee, in accordance with Item 407(e)(1) of Regulation S-K.

Response:

In response to the Staff’s comment that we have revised our disclosure in the Amended Schedule to disclose the basis of the Board for not establishing a compensation committee.

Board Leadership Structure and Role in Risk Oversight, page 4

5.       We note your disclosure that “[t]he Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors.” Please revise or supplement this statement to indicate why the Company has determined that its leadership structure is appropriate given the Company’s specific characteristics or circumstances, in accordance with Item 407(h) of Regulation S-K.

Response:

We have revised the disclosure in the Amended Schedule to disclose the basis for the Board’s determination regarding the Company leadership structure.

Board Meetings, page 4

6.       Please disclose whether the Company has a policy with regard to Board members’ attendance at annual meetings of security holders and whether Marat Asylbekov attended the prior year’s annual meeting. See Item 407(b)(2) of Regulation S-K.

Response:

We respectfully advise the Staff that the Company does not have a policy with regard to Board members’ attendance at annual meetings. We have revised the disclosure accordingly in the Amended Schedule.

2

Certain Relationships and Related Transactions, page 4

7.       We note your disclosure that “[t]he Company’s officer and director provided services and office space.” Please revise your disclosure to clarify whether the referenced “officer and director” is Marat Asylbekov. If such “officer and director” is Mr. Asylbekov, please revise your disclosure to clarify whether he will continue to provide office space to the Company.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Amended Schedule to clarify the arrangements with our officer and director.

Section 16(a) Beneficial Ownership Reporting Compliance, page 4

8.       Please provide the legal basis for your statement that “the Company’s officer and directors are not subject to Section 16(a) of the Exchange Act.”

Section 16(a) of the Exchange Act requires the filing of reports of ownership and change in ownership of securities by the principal stockholders, officers and directors of a company with its security registered under Section 12 of the Exchange Act. The Company is not registered under Section 12 of the Exchange Act. Rather, it is registered under the Securities Act of 1933, as amended and is a voluntary filer under Section 15(d) of the Exchange Act. Therefore, we do not believe the Company’s principal stockholders, executive officers and directors are subject to Section 16(a) of the Exchange Act. In accordance with the foregoing, we have revised the disclosure in the Amended Schedule.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Wei Wang Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
Exent Corp. By: /s/Li Deng Name: Li Deng Title: President

cc: Ellenoff Grossman & Schole LLP

3